Filed by Lions Gate Entertainment Corp.

Form S-4 File No.:  333-212792

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Starz

Commission File No.:  001-35294

October 28, 2016

The following is an email to employees sent by Lions Gate Entertainment Corp. on October 28, 2016:

Dear Lionsgate Employees:

To keep you informed of all developments on the integration front, I’m attaching the letter that Starz President and CEO Chris Albrecht sent to his employees today describing the Starz senior management reporting relationships that will take effect at the close of the deal.  This letter is also being made public.  We share his excitement about the opportunities created by the combination of our two incredible companies and look forward to hitting the ground running on Day One following the close.

Sincerely,

Jon Feltheimer

Chief Executive Officer

October 28, 2016

*      *      *      *      *      *

Dear Starz Employees,

We’re very excited about the combination of Lionsgate and Starz. We will be merging the best resources and efforts of our businesses in order to create a world-class entertainment company.

Our internal transition teams have been working diligently to ensure a smooth changeover. To that end, we want to make you aware of the Starz and Lionsgate structure and leadership upon the completion of the merger.

STARZ will continue to operate independently as a division of Lionsgate, with some of the businesses merged into the larger entity.

Effective upon the close of the transaction, I will continue to lead the Starz networks as President and CEO, reporting to Lionsgate CEO Jon Feltheimer. I will also join the Lionsgate Executive Management Committee.

My direct reports will include:

•	Chief Operating Officer Jeffrey Hirsch, who will continue to oversee Affiliate Sales, Technology, Program Planning, Product Development and Marketing, with Chief Marketing Officer Alison Hoffman continuing to report to Mr. Hirsch

•	Chief Legal Officer David Weil, President of Programming Carmi Zlotnik, Executive Vice President of Finance Bill Bergman, Executive Vice President of Communications Theano Apostolou and Executive Vice President Human Resources Pamela Wolfe

In addition to their direct reporting relationship to me, Messrs. Weil and Bergman and Ms. Wolfe will work closely with Lionsgate’s General Counsel and Chief Strategic Officer Wayne Levin, Lionsgate Chief Financial Officer Jimmy Barge and Lionsgate Chief Human Resources Officer Ross Pollack, respectively.

•	John Penney will report to Lionsgate Co-COO Brian Goldsmith in the newly created role of Chief Strategy Officer of Starz and Executive Vice President of Global Business Development of Lionsgate.

The Starz Distribution home entertainment business will be consolidated into the larger Lionsgate Worldwide Home Entertainment operation, led by co-heads Jim Packer and Ron Schwartz, forming an industry leader in the marketing and distribution of packaged media and digital entertainment. In addition, the Starz Worldwide television distribution group will be consolidated into the Lionsgate worldwide television and digital distribution organization led by Mr. Packer.

With the transition of Starz from an independent public company to a division of Lionsgate, Scott Macdonald will step down as Chief Financial Officer on May 1, 2017.  Following the close of the transaction, Scott will oversee the transition of Starz’s Finance and Accounting group to its new role as part of Lionsgate. Scott has been integral to the evolution and global growth of the Starz businesses for more than a decade. He oversaw our transition into an independently public traded company, our growth into the second most subscribed to premium service, formation and launch of our Starz Play Arabia joint venture and now our merger into Lionsgate. We honor and thank him for his service to Starz, our employees and shareholders.

There are currently no anticipated changes to the direct reports to Lionsgate CEO Jon Feltheimer.

The company’s leadership represents the best in the business with proven track records for delivering results.  We believe this leadership will guide us to be a global content powerhouse that gives the combined entity greater scale for attracting top-tier talent, creating platform-defining content and distributing it with an incredible array of options.

Sincerely,

Christopher Albrecht

President and CEO of Starz

*      *      *      *      *      *

Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the financing of the proposed transaction, the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the substantial investment of capital required to produce and market films and television series; increased costs for producing and marketing feature films and television series; budget overruns, limitations imposed by Lions Gate’s or Starz’s credit facilities and notes; unpredictability of the commercial success of Lions Gate’s or Starz’s motion pictures and television programming; risks related to Lions Gate’s or Starz’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets, including individual films or libraries; the cost of defending Lions Gate’s or Starz’s intellectual property; technological changes and other trends affecting the entertainment industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Lions Gate’s ability to complete the acquisition and integration of Starz successfully; litigation relating to the transaction; and other factors that may affect future results of Lions Gate and Starz. Additional factors that could cause results to differ materially from those described above can be found in Lions Gate’s Annual Report on Form 10-K for the year ended March 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Corporate” section of Lions Gate’s website, http://www.lionsgate.com, under the heading “Reports” and in other documents Lions Gate files with the SEC, and in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2016 and June 30, 2016, each of which is on file with the SEC and available in the “Starz Corporate” section of Starz’s website, http://www.Starz.com, under the subsection “Investor Relations” and then under the heading “SEC Filings” and in other documents Starz files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Lions Gate nor Starz assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Lions Gate has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Lions Gate and Starz and a Prospectus of Lions Gate, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the Joint Proxy Statement included therein is in preliminary form. The proposed transaction involving Lions Gate and Starz will be submitted to Starz’s stockholders and Lions Gate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONS GATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lions Gate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lions Gate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lions Gate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lions Gate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K. Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.